Exhibit 99.1

[ROWAN COMPANIES LETTERHEAD]

March 30, 2008

Steel Partners II, L.P.
590 Madison Avenue
32nd Floor
New York, NY  10022

Gentlemen:

Steel Partners II, L.P. ("Steel") and Rowan Companies, Inc. (the "Company") have been engaging in preliminary good faith discussions concerning the Company's intention to monetize the value of the Company's wholly-owned subsidiary, LeTourneau Technologies, Inc. ("LTI").  Both Steel and the Company believe it is in their best interests that they not engage in an election contest in connection with the election of directors at the Company's 2008 annual meeting of stockholders or at any special meeting of the Company's stockholders held in lieu thereof (collectively, the "2008 Stockholders' Meeting").

Therefore, Steel and the Company agree as follows:

1.           Steel, by its signature below, irrevocably withdraws its Notice of Intention to Nominate Individuals for Election as Directors at the 2008 Annual Meeting of Stockholders of Rowan Companies, Inc., dated January 8, 2008, and Steel agrees that neither it nor any of its affiliates will seek to nominate any candidates to stand for election to the Company's Board of Directors at the 2008 Stockholders' Meeting.

2.           Steel hereby agrees that it will not engage in any solicitation of proxies with respect to the election of directors or any other matter to be voted on at the 2008 Stockholders' Meeting.  The Company hereby acknowledges that the only matters to be voted on at the 2008 Stockholders' Meeting are the election of directors and the ratification of the appointment of auditors.

3.           The Company hereby commits to pursue appropriate means to monetize its investment in LTI (which shall be achieved by entering into a transaction resulting in any one of the following:  (i) LTI becoming a separately traded public company, (ii) all or substantially all of LTI's assets being sold, (iii) a majority of LTI’s outstanding capital stock being sold, (iv) a merger of LTI with another entity in exchange for equity and/or cash, or (v) a similar transaction resulting in the Company independently receiving cash and/or stock proceeds in exchange for its interest in LTI) on or before December 31, 2008 and, if it fails to so consummate a monetization of its investment in LTI on or before December 31, 2008, then, effective January 1, 2009, the Company will increase the size of its Board of Directors by one director and fill such vacancy with a person to be designated by Steel (such designee, together with any successor to such designee appointed as a director in accordance with the terms hereof, referred to herein as the "Steel Designee").  The Steel Designee shall either be Warren Lichtenstein or, if it is not Mr. Lichtenstein, the Steel Designee must be approved in advance by the Company's Board of Directors, with such approval not to be unreasonably withheld.  The Steel Designee referred to in this paragraph shall serve in the class of directors next standing for election at the Company's 2011 annual meeting of stockholders (the "2011 Stockholders' Meeting").  In the event a Steel Designee ceases for any reason to serve as a director of the Company prior to the 2011 Stockholders' Meeting, Steel will have the right to designate a person to fill such vacancy (the "Successor Designee") to hold office for the unexpired term of the Steel Designee.  Any Successor Designee must be approved in advance by the Company's Board of Directors, with such approval not to be unreasonably withheld, and appointed as a director to fill the vacancy promptly following such approval.

4.            (a)           If monetization of LTI is accomplished through an initial public offering of all or a portion of the shares of capital stock of LTI or through a private sale of all or a portion of the shares of capital stock of LTI (a “Qualified Monetization”), the Company hereby agrees to repurchase at least $400 million of its outstanding shares of Common Stock in accordance with paragraph 4(b).

(b)           Any repurchases of shares of common stock required pursuant to this paragraph 4 shall be made pursuant to either or both of the following means:  (i) an open market share repurchase program, or (ii) an equity self-tender offer, in either case on terms to be determined by the Company.  The Company shall have 30 calendar days following the consummation of the Qualified Monetization to commence such open market repurchases (which shall be consummated within 60 days after commencement) and/or commence the equity self-tender offer; provided, however, that the Company shall be entitled to postpone any such commencement if (x) the Company is in possession of material nonpublic information concerning it or its business and affairs the disclosure of which would not otherwise be required at such time and the Board of Directors of the Company determines in good faith that the prompt public disclosure of such information would have a material adverse effect on the Company, provided that such postponement pursuant to this clause (x) shall not exceed 60 days, or (y) such commencement would otherwise occur during a quarterly blackout period, in which case such commencement shall occur within three business days following such quarterly blackout period.

5.           The Company agrees to reimburse Steel for its reasonable, documented, out-of-pocket expenses incurred in connection with Steel's intended solicitation of proxies from the Company's stockholders at the 2008 Stockholders' Meeting and the negotiation of this letter agreement, in an aggregate amount not to exceed $100,000.  The Company agrees to pay such expenses to Steel within five business days of its receipt from Steel of supporting documentation for such expenses.

6.           The Company and Steel each acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this letter agreement by it and that, in the event of any breach or threatened breach hereof, the non-breaching party shall be entitled to seek injunctive and other equitable relief, without proof of actual damages, that the breaching party shall not plead in defense thereto that there would be an adequate remedy at law, and that the breaching party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching party.  Such remedies shall not be the exclusive remedies for a breach of this letter agreement, but will be in addition to all other remedies available at law or in equity.

7.           This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of the conflicts of laws thereof.  The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and irrevocably and unconditionally waive any objection to the laying of venue of any action, suit, or proceeding arising out of this letter agreement in the courts of the State of Delaware or the United States of America located in Delaware, and further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit, or proceeding brought in any such court has been brought in an inconvenient forum. This letter agreement shall inure to the benefit of the parties hereto and their respective successors and assigns.

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8.           This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement.  One or more counterparts of this letter agreement may be delivered by telecopier or PDF electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

Very truly yours,

ROWAN COMPANIES, INC.

By:	/s/ John L. Buvens, Jr.
	Name:	John L. Buvens, Jr.
	Title:	Executive Vice President, Legal

Confirmed and Agreed to:

STEEL PARTNERS II, L.P.

By:	Steel Partners II GP LLC
General Partner

By:	/s/ Warren G. Lichtenstein
	Name:	Warren G. Lichtenstein
	Title:	Managing Member

Dated: March 30, 2008